UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 June 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT Logistics extends collaboration with Merison, 31 May 2005

31 May 2005

TNT Logistics extends collaboration with Merison

Merison has decided to renew and extend its partnership for another five years with TNT Benelux & Multi Country Logistics, broadening the in- and outbound and assembly activities of Fast Moving Consumer Goods in the Netherlands. Merison develops products and concepts for the kitchen and for living, which are sold at Albert Heijn supermarkets. This contract is a further confirmation of the partnership between Merison and TNT Logistics Benelux, which started fifteen years ago.

“It is an excellent indicator of TNT’s good performance over the last years, when the customer wants to extend the contract for a further five years”, says Onno Meij, Managing Director of TNT Logistics Benelux. “Merison made a request for quotation among other suppliers. But the trust that we have been able to establish with the customer, and the performance we have delivered during all these years, all spoke in our favour.”

Quality and experience

TNT Logistics Benelux provides value added services such as repackaging, labelling and assembling before distribution. Merison explains their choice as follows: “We've chosen TNT for their quality and experience, and the knowledge that they have accumulated throughout the years. We also attach great value to their innovative qualities. They think along with us, which manifests in their ability to contribute to improvements and new processes.”

Excellence

“Merison and TNT are jointly dedicated to further enhance the operations. Within the context of ‘Operational Excellence’, Merison and TNT are engaged in investigating where processes can be improved and finding business opportunities for the betterment of both companies”, says Meij. “We will prove the coming five years that Merison made the right choice”.

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TNT Logistics Benelux is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com. TNT Logistics is a division of TNT N.V. The TNT group web site is: www.tnt.com/group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 1 June 2005